SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer's ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration no. 1431-1

SUMMARY OF THE MINUTES OF THE 200TH

EXTRAORDINARY GENERAL MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: December 2, 2019 - 2.30 p.m. 3. MEETING NOTICE: The meeting notice was published in the Official Gazette of the State of Paraná and in the newspaper Folha de Londrina. 4. QUORUM: 92.29% (ninety-two and twenty-nine hundredths per cent) of the voting capital.  5. PRESIDING: MARCELO LUIZ CURADO - Chairman; MARCEL MARTINS MALCZEWSKI - Chairman of the Board of Directors; and DENISE TEIXEIRA GOMES - Meeting Secretary. 6. RESOLUTIONS:

ITEM 1 - The shareholders unanimously elected Mr. Robson Augusto Pascoalini and Mr. Marcos Leandro Pereira as members of the Company's Nomination and Evaluation Committee, to serve for the remainder of the 2019-2021 term of office. Copel's Nomination and Evaluation Committee is thus composed of the following members: Mr. Marcos Leandro Pereira; Mr. Robson Augusto Pascoalini; Mr. Claudio Nogas; Ms. Ana Silvia Corso Matte; and Mr. Durval José Soledade Santos. The detailing of votes is enclosed in the full version of the minutes.

ITEM 2 - The shareholders elected, to serve for the remainder of the 2019-2021 term of office:
a) unanimously, Mr. José Paulo da Silva Filho as sitting member of the Supervisory Board;
b) unanimously, Mr. Emir Calluf Filho as alternate member of the Supervisory Board; and c) by a majority vote, Mr. Estevão de Almeida Accioly as alternate member of the Supervisory Board. Copel's Supervisory Board is thus composed of the following sitting members: Mr. Demetrius Nichele Macei; Mr. Harry Françóia Júnior, Mr. José Paulo da Silva Filho, Mr. Roberto Lamb and Ms. Letícia Pedercini Issa Maia, and their respective alternates: Mr. Emir Calluf Filho, Mr. João Luiz Giona Jr., Mr. Otamir Cesar Martins, Mr. Estevão de Almeida Accioly and Mr. Gilberto Pereira Issa. The detailing of votes is enclosed in the full version of the minutes.

ITEM 3 - The shareholders approved, by a majority vote, the proposal for amendment of article 5 of the Company's Bylaws, pursuant to the prerogative set forth in paragraph 7, item I of the same article, due to the conversion of class A preferred shares (PNA) into class B preferred shares (PNB), at the request of shareholders. The detailing of votes is enclosed in the full version of the minutes.

SIGNATURES: MARCELO LUIZ CURADO - Representative of the State of Paraná and Chairman of the General Meeting; MARCEL MARTINS MALCZEWSKI - Chairman of the Board of Directors of Copel; DANIEL PIMENTEL SLAVIERO - Chief Executive Officer of Copel; and DENISE TEIXEIRA GOMES - Meeting Secretary. The signatures of the attending shareholders have been omitted according to authorization in the Meeting minutes.

This is a free translation of the summary of the minutes of the 200th Extraordinary General Meeting drawn up in pages 35 to 37 of Book no. 12 of Companhia Paranaense de Energia - Copel.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 2, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.